Exhibit 99.9

CONSENT

TO:	United States Securities and Exchange Commission
RE:	Dominion Diamond Corporation

The undersigned hereby consents to:

1.

The filing of the written disclosure regarding the Ekati Diamond Mine, including the mineral resource and mineral reserve information (the “Technical Information”), in the Annual Information Form dated of Dominion Diamond Corporation (formerly Harry Winston Diamond Corporation) (the “Company”) for the year ended January 31, 2013 (the “2013 AIF”);

2.

Consents to the use of my name in connection with the 2013 AIF, which is being filed as an exhibit to and incorporated by reference into the Annual Report on Form 40-F of the Company for the year ended January 31, 2013, and any amendments thereto (the “Form 40-F”), being filed with the United States Securities and Exchange Commission;

3.	Consents to the use of my name in any Registration Statement on Form S-8 incorporating by reference the Company’s 2013 AIF and Form 40-F; and

4.	Confirms that I have read the 2013 AIF and have no reason to believe that there are any misrepresentations in the Technical Information.

DATED this 29th day of April, 2013.

/s/ MATS HEIMERSSON
MATS HEIMERSSON, P. ENG